SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                 BRITISH AIRWAYS STILL 'RIPPING OFF' CONSUMERS

Ryanair Europe's largest low fares airline today (Friday, 14th May 2004) laughed at British Airways latest hopeless attempt to win back European passengers, with an alleged 30% off fare promotion - ONLY available from one specific airport, on very selected routes, with travel strictly off peak, with very stringent terms and conditions, booked 28 days in advance, etc., etc . . . . .

Speaking this morning following BA's failed attempt to win back passengers, Ryanair's Deputy Chief Executive and Commercial Director, Michael Cawley, said:

        "For years British Airways have been ripping off consumers with their high fares and if this is their latest attempt to win back customers, it is laughable! This is the same airline whose first instinct earlier in the week was to gouge passengers yet again by introducing a totally unnecessary fuel surcharge and smacking GBP5.00 on top of all its return fares. Now they are running scared and pathetically trying to win back European passengers, by announcing a 30% off fare promotion on fares that are already more than five times more expensive than Ryanairs!
        (BA = GBP175* / Ryanair = GBP31*)

        "Passengers all over the UK and Europe are travelling in their millions with Ryanair. Ryanair is Britain's favourite airline and we carry more shorthaul passengers to and from Britain than any other airline, including British Airways. Passengers know that Ryanair's air fares (even with BA's alleged 30% discount) are still three times cheaper than BAs. European consumers also know that Ryanair's unbeatable air fares and customer service are available seven days a week across our entire route network to 150 destinations in 16 countries, and not just from one airport, during off peak times like BA.

        "We know it, British Airways knows it and European consumers know it - British Airways are still a bunch of Gougers!"

= Based on the last published year-end figures for both companies (March 2003).

Ends. Friday,                  14th May 2004

For reference:                 Pauline McAlester
                               Murray Consultants
                               Tel: 00-353-1-4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  14 May 2004
                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director